December 4, 2006

VIA MODEM AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pam Howell
Ronald E. Alper

	Re:	Millstream II Acquisition Corporation Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A File No. 000-51065

Ladies and Gentlemen:

     On behalf of Millstream II Acquisition Corporation, a Delaware corporation (“Millstream II”), we are submitting in response to the comment letter dated December 1, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”) the accompanying Amendment No. 4 (“Amendment No. 4”) to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, when appropriate, identifies the location of the changes or additions made, and also reflects certain updating and clarifying changes.

     The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

Risk Factors, page 25

1.	Please revise the risk factor discussing the potential loss of GSA authorization to discuss in grater detail the material adverse effect on the business. Discuss the percent of revenues that were attributable to business requiring GSA authorization, either directly or indirectly.

The proxy statement has been revised to discuss in greater detail the material adverse effects on the business that could result if the GSA authorization is revoked. In addition, the risk factor has been revised to include the percentage of revenues that has been earned both directly and indirectly as a result of the GSA authorization. See page 27 of the typeset and Edgar versions of Amendment No. 4.

2.	We note the risk factor discussing the potential lack of adequate information to determine the fair market value of the target business and that the 80% test was met. Provide a more detailed discussion of the potential risk associated with this. In addition, provide detailed disclosure regarding the requirements as set forth in the Form S-1.

U.S. Securities and Exchange Commission
December 4, 2006

The proxy statement has been revised to include detail regarding the requirements set forth in the Form S-1 as well as the risk associated with the lack of adequate information. See page 31 of the typeset and Edgar versions of Amendment No. 4.

3.	We note the disclosure that Millstream II is not obligated to bring a claim against Mr. Spector that provided the indemnification agreements. Clarify whether the board has any fiduciary obligations to bring such a claim. If not, please explain.

The proxy statement has been revised to clarify that based on a variety of factors Millstream II’s board of directors has a fiduciary obligation to act in the best interest of the stockholders, which could include bringing a claim against Mr. Spector to enforce his indemnification obligations. See pages 34 and 62 of the typeset and Edgar versions of Amendment No. 4.

The Merger, page 40

4.	We note your response to comment 14 of our letter dated November 27, 2006. Please provide the basis for your belief that weather conditions, permitting delays, and construction and engineering issues involving the general contractors will not continue into 2007.

The proxy statement has been revised to reflect that Sprinturf has been advised by its general contractors that the permitting delays and construction and engineering issues have been substantially resolved and therefore, barring unexpected weather conditions the delayed jobs should be completed in 2007. See page 45 of the typeset and Edgar versions of Amendment No. 4.

5.	We note that you determined the 80% test was met because the consideration was valued at more than 80%. Please provide clear disclosure, if true, that the company did not make any specific valuation of the company itself, other than valuing the consideration it will pay for the company, if true. In addition, it appears that the Form S-1 specifically stated that “the fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value.” It appears that a reasonable investor could determine that the requirements of the Form S-1 were not met in light of the lack of a specific valuation by management. Provide clear disclosure throughout the proxy statement and add a risk factor discussing in greater detail the potential risks.

The proxy statement has been revised to include the specific factors that Millstream II’s board used in determining the valuation of Sprinturf. The proxy statement has also been clarified to reflect that the Board first determined the value of the Sprinturf business and then allocated the purchase price between cash, stock and assumed debt. Lastly, the proxy statement has been revised to include a risk factor that describes the risk associated with stockholders interpreting the requirements of Millstream II’s initial public offering with respect to the calculation fair market value differently from Millstream II’s Board. See pages 32, 45 through 46 and 59 through 60 of the typeset and Edgar versions of Amendment No. 4.

6.	The additional consideration that may be paid to Mrs. Julicher based upon $.50 for every dollar collected for certain accounts receivable should be clearly disclosed throughout out the proxy statement. This information does not appear until page 63, even though it is a term of the merger agreement, as amended.

U.S. Securities and Exchange Commission
December 4, 2006

The proxy statement has been revised to clearly disclose the details of the accounts receivable that entitle Mrs. Julicher to receive additional consideration. See as examples pages 1 and 11 of the typeset and Edgar versions of Amendment No. 4.

Background of the Merger, page 40

7.	Please describe the labor saving installation equipment discussed on page 44. Discuss the cost associated with the new equipment and the source(s) of funding.

The proxy statement has been revised to describe that the labor saving installation equipment is hot glue guns and laymores. In addition, the proxy statement has been revised to include the estimated cost of such equipment and the expected source of funds to purchase such equipment. See page 45 of the typeset and Edgar versions of Amendment No. 4.

Millstream II’s Reasons for the Merger and Recommendation of the Millstream II Board, page 46

8.	We reissue comment 19 of our letter dated November 27, 2006. On page 44, we do not see the comparison of the last fiscal year with the prior year or an explanation of the basis for the belief that the interim results will continue.

The proxy statement has been revised to delete all references to Millstream II’s Board’s belief regarding future results for Sprinturf.

9.	Remove the statement about gross profit if the fields had been sold at cost or explain the reason such disclosure should be included. There is no guarantee that such contracts would have been entered into if the discounts had not been provided.

The proxy statement has been revised to delete the disclosure regarding gross profits.

Litigious Nature of Industry/Competitors, page 49

10.	We note your response to comment 23 of our letter dated November 27, 2006 and the additional discussion of a competitors request that the United States Patent and Trademark Office reexamine the validity of Sprinturf’s 645 patent in the risk factor section on page 26. Please include this matter in the table in this section and in the discussions in the section entitled “Legal Proceedings” on page 100, or tell us why the additional discussion is not required.

A discussion of the competitors request that the United States Patent and Trademark Office reexamine the validity of Sprinturf’s 645 patent has not been added to the litigation table nor the discussion in the section entitled “Legal Proceeding” as such challenge is not a legal proceeding. The United States Patent and Trademark Office has not yet determined whether they believe that a substantial question of patentiability or if in fact they will elect to reexamine the patent.

U.S. Securities and Exchange Commission
December 4, 2006

11.	Discuss the valid defenses you believe you have to the Worldturf litigation.

The proxy statement has been revised to discuss the valid defense Sprinturf believes it has against Worldturf. See pages 52 and 103 and 52 and 102 of the typeset and Edgar versions of Amendment No. 4, respectively.

Due Diligence Information Materials, page 53

12.	We reissue prior comment 25 of our letter dated November 27, 2006. Please clarify whether the projections discussed in this section, including the 20% estimated growth rate, were aggressive or conservative numbers. Also clarify the disclosure to indicate whether you relied upon the aggressive or conservative numbers in determining the valuation of the transaction, whether the transaction was fair to investors, and whether the 80% test was met.

The proxy statement has been revised to clarify that the projections discussed in the section are the conservative projections prepared by Renthon LLC. The proxy statement has been further revised to indicate that the Millstream II Board primarily relied on the conservative set of financial projections after giving due consideration to the more aggressive financial projections and other information, in making its determination to approve the merger. See pages 56 and 59 of the typeset and Edgar versions of Amendment No. 4.

13.	The enterprise value of Sprinturf seems to be of the combined company. It appears that valuation of Sprinturf should be before the merger transaction, since the combined company will necessarily have a value of greater than 80% of the net amount in trust account.

The proxy statement has been revised to reflect the enterprise value of Sprinturf prior to the merger. See page 58 of the typeset and Edgar versions of Amendment No. 4.

14.	The table on page 56 includes market capitalization of Sprinturf which was calculated based on 9.77 million shares outstanding after the merger. The number of shares used is based on the prior terms and has been revised. The shares outstanding after the merger should be 7,100,000. See page 125. Therefore, the market capitalization and any other information (e.g. enterprise value) derived from it should be revised.

The market capitalization included in the table included the original terms of the transaction as reviewed by the Millstream II Board when it approved the merger originally. The table has been revised to include an additional line item which reflects the market capitalization and other relevant data based on the amended terms which information was reviewed by the Millstream II Board when approving the amendment to the merger. See page 58 of the typeset and Edgar versions of Amendment No. 4.

U.S. Securities and Exchange Commission
December 4, 2006

15.	We note the disclosure on page 57 that the company determined a valuation range for Sprinturf. Please provide the valuation range and state when this valuation range was determined. Provide a detailed discussion as to how the valuation range was determined. We may have further comment.

The proxy statement has been revised to include the valuation determined by the Millstream II Board and the basis for such valuation. See pages 59 through 60 of the typeset and Edgar versions of Amendment No. 4.

16.	On page 57 you state that the board of directors determined the purchase price consideration to be $42.0 million. However, on page 44, you state that the purchase price consideration is $26.4 million. Please reconcile or explain in the proxy statement the difference in the purchase prices.

The proxy statement has been revised to reflect that the $42.0 million purchase price and the $26.4 million purchase price were determined at the time the Millstream II Board approved the original merger and at the time the Millstream II Board approved the amendment to the terms of the merger, respectively. See pages 59 through 60 of the typeset and Edgar versions of Amendment No. 4.

Information about Sprinturf, page 87

Business of Sprinturf, page 87

General, page 87

17.	Disclose the material terms of the acquisition of the patents from Mr. DiGeronimo in July 2006. Disclose the terms of the consulting arrangement with Mr. DiGeronimo.

The proxy statement has been revised to disclose the nature of the services provided by Mr. DiGeronimo, that the consulting arrangement is terminable at will and that Mr. DiGeronimo is not entitled to royalties or any additional consideration in connection with the transfer of the patent. See pages 97 through 98 and 96 through 97 of the typeset and Edgar versions of Amendment No. 4, respectively.

Additional information is provided supplementally to the staff under separate cover pursuant to a confidential treatment request under Rule 83 filed by Millstream II.

Product Development, page 95

18.	We note your response to comment 33 of our letter dated November 27, 2006. Please provide examples of “Sprinturf …successfully partner[ing] with its suppliers to jointly develop advanced synthetic turf technology to ensure realistic playing surfaces.” Clarify whether Sprinturf has purchased jointly developed new or improved products from suppliers in the past or whether it has simply acquired patents and technology after its development.

The proxy statement has been revised to include examples of Sprinturf partnering with suppliers to develop advanced technology. In addition, the proxy statement has been revised to clarify that Sprinturf has purchased jointly developed new or improved products from suppliers. See page 98 and 97 of the typeset and Edgar versions of Amendment No. 4, respectively.

U.S. Securities and Exchange Commission
December 4, 2006

Marketing, page 96

19.	Disclose the material terms of the agreement with the unrelated third party to reimburse Sprinturf the amount of the discount. Provide the agreement supplementally and confirm your understanding that the agreement is a material agreement that will be filed after the merger is completed.

The material terms of the agreement have already been provided. The agreement has been supplementally provided to the Staff. In addition, Millstream II does not intend to file the agreement following completion of the merger as it does not deem the agreement material because the amount of the account receivable was deemed to never be collectible by Sprinturf’s auditors and has not been included in any of Sprinturf’s financial statements.

Legal Proceedings, page 100

20.	Clarify whether Sprinturf plans to continue to hold itself out as a woman owned business.

The proxy statement has been revised to clarify that Sprinturf will not hold itself out as a woman owned business in the future. See page 104 and 103 of the typeset and Edgar versions of Amendment No. 4, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 102

Contingencies, page 110

21.	Please add the discussion of the February 2006 arbitration complaint to the table of litigation on page 49 and the discussion of legal proceedings on page 100, or explain why it does not need to be included in those sections.

The proxy statement has been revised to include the February 2006 arbitration complaint in the litigation table and in the section entitled “Legal Proceedings.” See pages 54 and 104 and 54 and 103 of the typeset and Edgar versions of Amendment No. 4, respectively.

     We trust that Amendment No. 4 to the proxy statement and this response letter satisfactorily respond to the Comment Letter. If there are any questions, please call the undersigned at 305-373-9421. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Miriam A. de Oliveira

Miriam A. de Oliveira, Esq.

cc: Mr. Arthur Spector